EXHIBIT 20

                                           January 31, 1994


                COMSAT TO ACQUIRE RADIATION SYSTEMS, INC.
              RADIATION SYSTEMS REPORTS 2ND QUARTER RESULTS

  BETHESDA, Md.   COMSAT Corporation (NYSE:CQ) has entered into

a definitive merger agreement for the acquisition of Radiation

Systems, Inc. (NASDAQ:RADS), a Sterling, Va.-based designer,

manufacturer and integrator of satellite earth stations, advanced antennas and other turnkey systems for telecommunications, radar,

air traffic control and military uses.

  Following the merger, COMSAT's existing systems integration business, COMSAT Technology Services (CTS), will be combined with

Radiation Systems, Inc. (RSi) to form COMSAT RSI.  COMSAT RSI will pursue opportunities in the high-growth wireless

communications market.  Offering integrated systems and products,

COMSAT RSI will target international and domestic markets that include cellular, PCS and VSAT antenna technology.

  "By combining the core competencies of CTS and RSi, the new company will provide comprehensive solutions to customers with sophisticated wireless communications needs," said Bruce L.

Crockett, President and CEO of COMSAT.

  "Wireless communications presents a unique business

opportunity for the company and makes this merger a natural fit,"

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said Richard E. Thomas, Chairman, President and CEO of Radiation

Systems, Inc.  "Our business experience, manufacturing skills and antenna expertise will blend with COMSAT's international

reputation and sharpened systems integration abilities to produce a new, combined business that will be a major force in the

international marketplace."  Thomas will head COMSAT RSI, which will leverage the resources of COMSAT Laboratories, a world-

renowned center for communications satellite research and

development.

  Under the merger agreement, RSi will be merged with a wholly owned subsidiary of COMSAT and each share of Radiation Systems'

common stock will be exchanged for $18.25 in COMSAT common stock,

based on the average closing price of COMSAT stock during 20 trading days ending five trading days before the closing of the transaction.  However, in no event would a share of Radiation

Systems common stock be exchanged for less than 0.638 or more than 0.780 shares of  COMSAT common stock.  Radiation Systems has approximately eight million shares outstanding, giving the

transaction an approximate value of $150 million.

  The merger is subject to the approval of Radiation Systems'

shareholders, receipt of all required government approvals and compliance with other customary conditions.  A registration

statement relating to the offering of COMSAT common stock to RSi shareholders will be filed with the SEC.  The offering will be

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made only by means of a prospectus which will be sent, together with a proxy statement, to RSi shareholders, who are expected to vote on the merger during the second quarter of 1994.

  COMSAT currently owns 4.9 percent of Radiation Systems' stock.

Radiation Systems may be required to pay COMSAT up to $7.5

million if the transaction is not completed under certain

circumstances.  Radiation Systems also has granted COMSAT, as part of the transaction, an irrevocable option that can be

exercised under certain circumstances to purchase up to an

additional 15 percent of Radiation Systems' outstanding common stock, at an exercise price of $18.25 per share.

  It is a condition to the merger that it be treated as a

pooling of interests for accounting purposes.  It is also

expected that the merger will qualify as a tax-free

reorganization.  At the current trading price of COMSAT stock,

and excluding non-recurring transaction costs, COMSAT expects that the acquisition will not have a materially dilutive effect on 1994 earnings per share.

  Financial advisors for the transaction are Goldman, Sachs &

Co. for COMSAT and Alex. Brown & Sons Incorporated for Radiation

Systems.

          RADIATION SYSTEMS SECOND QUARTER RESULTS

  Radiation Systems, Inc. today reported net income of

$1,304,000 (16 cents per share) for the three months ended

December 31, 1993, a decline of 42 percent from net income of

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$2,251,000 (27 cents per share) in the second quarter of last fiscal year.  Total revenues for the second quarter were $27.0 million compared to $29.3 million in the last fiscal year.  For the six months ended December 31, 1993, net income was $3.7

million (45 cents per share) on total revenues of $53.9 million,

compared to net income of $4.8 million (58 cents per share) on revenues of $61.8 million for the same period the prior year.

  Radiation Systems attributed the decline in net income largely to the delay in the settlement of its business interruption

insurance claim from the previously reported tornado which struck its division in Largo, Florida.  Radiation Systems has previously received $827,000, and $2,996,000 which have been included in total revenues for the three month period ended September 30,

1993 and the year ended June 30, 1993 (including $802,000 in the three month period ended December 31, 1992), respectively.

Radiation Systems anticipates that it will reach a settlement for the current period claim by the end of the fiscal year at which time the additional revenue will be recognized.

  Also, additional expenses incurred in two contracts of  the

Universal Antenna Division have contributed to a decline in

pretax operating margins in the second quarter.

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  New orders for the quarter ended December 31, 1993 were $35.6 million including the previously announced $18 million contract for telecommunications systems in Kuwait.  Radiation Systems also received notice that its $6.2 million contract with Raytheon for the Ground Based Radar project had been terminated for

convenience by the U.S. Government, resulting in net bookings for the quarter of $29.4 million.  Total backlog of unfilled orders on December 31, 1993 was $133.1 million compared to a backlog of

$130.8 million on September 30, 1993 and $142.1 million on

December 31, 1992.

  Mr. Thomas said that, with the formation of COMSAT RSI, he expects to realize scale economies, critical mass and increased marketing success, particularly in the high-growth international markets.

  COMSAT Corporation is an international communications,

information and entertainment-distribution services company.  It provides voice, video and data services to customers worldwide by fixed and mobile technologies and is the largest owner and user of the global INTELSAT and Inmarsat communications satellite networks.  COMSAT Corporation also furnishes satellite systems integration, wireless networks and technical consulting; offers on-demand entertainment and information services to the

hospitality industry, and owns the NBA Denver Nuggets.

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  Radiation Systems, Inc. designs, manufactures and installs a broad range of antenna turnkey systems and components for radar,

air traffic control, tactical military, satellite communications,

wireless and other specialized uses throughout the world.

                              # # #

  CONTACT:
  Paul Jacobson     COMSAT Corporation    301.214.3658 (media)
  Mike Troiano      COMSAT Corporation    301.214.3600 (investment community)
  Mark D. Funston, Chief Financial
  Officer Radiation Systems, Inc.         703.450.5680

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                          COMSAT CORPORATION
                        RADIATION SYSTEMS, INC.
  (Dollars in millions except per share and employee amounts)


   COMSAT Corporation                               Radiation Systems, Inc.
  (year ended 12/31/92)                              (year ended 6/30/93)

       $563.6             Annual Revenues                   $121.8

       $42.9              Annual Net Income                 $10.2

       $1.09*             Earnings Per Share                $1.23

       $0.70*             Annual Dividends Per Share        $0.10

       CQ                 Ticker Symbol                     RADS

       39,318,000*        Outstanding Shares                8,285,000

       $1,542.8           Assets                            $123.4

       1,644              Employees                         975

       Bethesda, Md.      Headquarters                      Sterling, Va.

       1963               Founded                           1960

       December 31        Fiscal Year Ends                  June 30

  International Fixed &     Principal Business       Antennas, Antenna
  Mobile Satellite             Activities            Subsystems and Turnkey
  Communications;                                    Earth Station Terminals;
  Information &                                      Commercial Satellite,
  Entertainment                                      Tactical Military &
  Distribution; The Denver                           Terrestrial Microwave
  Nuggets; Wireless                                  Communications; Radar;
  Networks; Systems                                  Scientific & Special
  Integration; Applied                               Applications
  Research; International
  Ventures

  *after adjustment for 6/93 2-for-1 stock split

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                            Radiation Systems, Inc.
                             Comparative Highlights
                                  (Unaudited)
            (In Thousands, except per share amounts and percentages)


                              Three Months Ended                Six Month Ended            Year
                                 December 31                      December 31             Ended
                                                                                         6/30/93
                              ---------------------         ----------------------       -------
                                1993    1992     %            1993    1992       %
                                             change                         change
                              ---------------------         ----------------------       -------

Sales                        $27,061  $28,492   -5%        $53,035 $60,951    -13%       118,790

Business Inter-
ruption Insurance                  0      802 -100%            827     802      3%         2,996

Total Revenues                27,061   29,294   -8%         53,862  61,753    -13%       121,786

Earnings Before
Taxes and Accounting
Change                         2,115    3,629  -42%          5,313   7,713    -31%        15,576

Income Taxes                    (811)  (1,378) -41%         (1,998) (2,893)   -31%        (5,336)

Earnings Before
Accounting Change              1,304    2,251  -42%          3,315   4,820    -31%        10,240

Cumulative Effect of
Change in Accounting
for Income Taxes                   0       0   N/A             377      --    N/A              0

Net Earnings                   1,304   2,251   -42%          3,692   4,820    -29%        10,240

Earnings Per Share             $0.16   $0.27   -41%          $0.45   $0.58    -22%         $1.23

Average and Equivalent
Shares Outstanding
During the Period              8,299   8,368                 8,293   8,364                 8,356

Investment Income,
Net of Interest
Expense (pretax)                (124)    (46)                 (228)     (2)                  (80)

Operating Margins
(pretax)                         8.3%   12.9%                 10.4%   12.7%                 13.2%

Effective Tax Rate              38.3%   38.0%                 37.6%   37.5%                 34.3%

Net Earnings as a
Percent of Sales                 4.8%    7.9%                  7.0%    7.9%                  8.6%
